
CARRICK RANGERS FC
C.R.F.C.
EST. 1939
Join our
AMBER ARMY &
COME
RISE WITH
US
#CARRICKRISING

INVEST IN **CARRICK RANGERS**

Own a Piece of an Irish League Soccer club, Founded in 1939

carrickrangers.co.uk New York, NY

Highlights

1. Rare chance to own a piece of a historic franchise in the 2nd oldest national league in the world
2. A club on the rise with the men finishing only two matches out of European play last year
3. Committed to growing the women's game from Academy to pro ranks with Carrick Falcons
4. We're building a world-class academy with global affiliations
5. American Michael Smith purchased majority stake in 2023 to create a truly global club for all fans
6. Own preferred stock with dividend potential. CRFC has been profitable for 10 consecutive years
7. Seriously, where else you would rather enjoy a pint than our owner' box on the coast of N. Ireland?
8. Have you seen our castle?

Featured Investor



Seth Carpien
Syndicate Lead

Follow

Invested $10,000

"Michael Smith and the rest of the Board have shown a strong commitment to the long term success of the Club and to create a legacy for the Rangers and their fans and the surrounding community. There is a well thought out plan to create a strong foundation that will sustain success for the Carrick Rangers for a long time to come. I have seen, and heard, firsthand how important this Club is to the surrounding community and I could not be more proud and excited to be a part of this!"

Our Team



Michael W Smith Majority Owner, CRFC

An accomplished businessman who has held C-level positions at multiple Fortune 500 companies including Nike, he also founded non-profit initiatives supporting breast cancer research and creating career opportunities for under-represented communities.



Peter Clarke Chairman, CRFC

A lifelong supporter of CRFC, he became chairman in 2014 helping to guide the club to a decade of profitability. He is also a director of the Northern Ireland Football League, the organizing body for men's and women's topflight domestic football.



Stephen Baxter Head Coach

Stephen John Baxter BEM is a Northern Irish football manager and retired footballer. He is currently manager of NIFL Premiership team Carrick Rangers.



Ben Tilney Manager, Women and Head of Women's Academy



Adrian Stewart Academy Chairman



Andy Sloan Secretary



Richard Hood Media Team



Jonny Crooks Treasurer & Chief Financial Officer

Imagine Owning a Piece of Northern Irish Football History!

Imagine Owning a Piece of Northern Irish Football History!

Since our founding in 1939, Carrick Rangers, has always been **more than a football club**. It's a symbol of community and heritage, deeply rooted in the picturesque coastal town of Carrickfergus. Today with the vision of a new majority owner, establishment of an international academy, and the creation of Carrick Global, we are inviting in fans from around the world. Imagine becoming part of our proud tradition and helping us on our path toward UEFA competition.

This is your chance to invest in history itself.


THE CARRICK RANGERS FOOTBALL CLUB WAS ESTABLISHED IN 1939
CARRICK RANGERS FC
WE PLAY IN THE HIGHEST LEVEL OF FOOTBALL IN NOTHERN IRELAND

Sports Franchise Valuation

There has been a rapid rise in franchise valuations across major American sports as clubs and leagues have increasingly been seen as an attractive asset class by institutions, family offices and the wealthy elite.. Even emerging leagues like the National Women's Soccer League (NWSL) have seen franchise values balloon by tens of millions of dollars in just the last few years.



Percentage Growth
500%
400%
300%
200%
100%
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2016

The trend is similar in Europe. Manchester United became the first football franchise valued at over £1 billion in 2015, and now the **average** English Premier League club is now worth £1.5 billion. We are positioning Carrick Rangers to see similar success with the establishment of Carrick Global.

The Nike Story: Michael's Visionary Leadership

At the heart of Carrick Rangers is its president, Michael, who spent over 20 years at Nike, playing a pivotal role in transforming the brand into the global powerhouse it is today. His experience in strategic leadership and driving global success brings a unique advantage to the club. Under Michael's stewardship, Carrick Rangers is poised for world-class growth, drawing from his deep experience in building winning teams, just like he did at Nike.

His vision is clear: to create a football academy that will rival Europe's best, developing homegrown talent from one of football's most fertile grounds.


MICHAEL SMITH
PURCHASED A MAJORITY STAKE IN 2023
C.R.F.C.
INJECTING NEW ENERGY AND FUEL TO
ACCELERATE OUR LONG TERM PLAN

Michael doesn't just see Carrick Rangers as a team; he sees it as a global brand, much like his time at Nike, where he turned shoes into symbols of greatness. Now, he's doing the same with Carrick Rangers—bringing his world-class expertise to the club's strategic growth and European ambitions.

Why Invest in Carrick Rangers Global?

- **Dream Ownership**: The romance of owning a piece of Irish football club, rich in heritage.
- **Profitable History**: Our men's FC has 10+ years of profitability and financial stability.
- **Strategic Growth**: We are building a world-class global youth academy.
- **European Ambitions**: UEFA qualification is on the horizon for our men's team.
- **Beautiful Location**: Based in scenic Carrickfergus, surrounded by Irish history and coastal beauty.


CARRICK RANGERS FC
C.R.F.C.
EST. 1939
Join our
AMBER ARMY &
COME
RISE WITH
US
#CARRICKRISING

Dream Ownership:

Owning a piece of Carrick Rangers Global is not just a financial decision—it's a romantic journey through time and tradition. Imagine being part of an Irish football legacy, with a franchise that has been a cornerstone of its community since 1939. This is your chance to own a slice of football history, where passion, pride, and performance come together to create a uniquely Irish sporting experience. Carrick Rangers is not just a team, it's a heritage you can own.


THE NORTHERN IRELAND FOOTBALL LEAGUE SPORTS DIRECT PREMIERSHIP
or "Irish League" is the
2ND OLDEST
NATIONAL LEAGUE IN THE WORLD

10+ years of profitability and financial stability:

In a world where only 2% of European football clubs are profitable, Carrick Rangers stands out as one of the most financially stable clubs in Irish football, boasting over 10 consecutive years of profitability. With solid management and consistent success both on and off the pitch, we offer investors a rare opportunity to be part of a club that has a proven record of financial growth and sustainability. The newly established global academy, wholly owned by Carrick Rangers Global, will helps us to drive revenue and develop our talent base, while also controlling roster costs. When you invest in Carrick Global, you're backing an organization that knows how to win—on the field and in the books.



Strategic Growth:

Under the leadership of Michael, Peter Clarke and the Board, Carrick Rangers have a bold strategic plan and vision. The establishment of Carrick Global, the Global Academy and investment in the women's program are two early moves that will position Carrick for major growth.


CARRICK RANGERS FC
IT HAS BEEN A LIFELONG DREAM
TO OWN A FOOTBALL CLUB.
I CAME TO CARRICK TO CREATE A TRULY GLOBAL CLUB FOR FOOTBALL FANS, SOMETHING THAT CAN BE HANDED DOWN TO ALL OF OUR FAMILIES
-MICHAEL SMITH

European Ambitions:

Our men's team is poised for our next big leap: UEFA qualification. After a close call last year, missing by just two spots, we are now closer than ever to competing on Europe's grand stage.


UEFA
according to uefa the irish league performs above its weight in profitability, social media and matchday spend metrics
It has some of the highest margins and profit among smaller leagues.
View of Carrickfergus Castle

Your investment will help us achieve this milestone, propelling the team into international competition. With UEFA on the horizon, Carrick Rangers is set to make a name for itself far beyond Ireland, offering investors a front-row seat to European football.

EACH YEAR
4 OF 12 TEAMS QUALIFY FOR UEFA PLAY

The split format increases excitement and league attendance is at the highest levels ever.

IT'S A TOUGH, PHYSICAL BRAND OF FOOTBALL PLAYED THE WAY THE GAME WAS MEANT TO BE PLAYED



Our 5-year Ambition

OUR 5 YEAR AMBITION


CARRICK RANGERS FC

1. MEN'S 1ST TEAM QUALIFICATION FOR EUROPEAN PLAY
2. WOMEN'S TEAM IN THE 1ST DIVISION PREMIERSHIP
3. ELITE ACADEMY WITH CLUB ALLIANCES ON 3 CONTINENTS
4. BEST-IN-CLASS TRAINING FACILITIES & GROUNDS
5. INTERNATIONAL FANBASE = DOMESTIC FANBASE

FUELED BY OUR FAN OWNERS

Our coach, Stephen Baxter, who earned a British Empire Medal in 2019 for his contributions to Northern Irish football, is set to lead Carrick Rangers to new heights. His passion and experience make him the perfect leader for our ambitious future.

Watch the video below to see Baxter's vision for the club!



STEPHEN BAXTER | First Interview
Share
CARRICK RANGERS
AMBER
ARMY
SPIRIT OF '76
STEPHEN BAXTER
FIRST INTERVIEW
Watch on YouTube

Last year our men's team finished two wins out of European play, the most wins in club history!

Don't miss out on what is about to come.


What a year!
Last year our men's team finished two wins out of european play, the most wins in club history
Our men are on the rise

A Beautiful Location:

Carrick Rangers is part of a beautiful town with a rich cultural history. Nestled in Carrickfergus, Northern Ireland, this charming coastal town provides stunning views of the sea, a castle steeped in history, and a community that breathes football. As an investor in Carrick Global, you'll have the chance to visit your team in one of the most picturesque settings in Ireland, soaking up the beauty of the town while cheering on your club from VIP seats.

this place is special


Carrickfergus is
one of the oldest towns in
ireland, located on the coast,
20 minutes from Belfast.


Home of Carrickfergus
Castle, built in 1197.


Historic ties to the elite US
Army Rangers including the
1st Ranger Battalion activated
here in 1942

The Carrick Rangers home pitch, the venerable Taylors Avenue, is conveniently located just 20 minutes from Belfast, offering easy access to fans and visitors. This proximity to Northern Ireland's capital means that as an investor, not only do you get to support a growing football club, but you can also enjoy the rich culture and vibrancy of Belfast, making it an even more attractive destination to visit your club and experience the matches live.


CARRICK RANGERS FC
C.R.F.C.
EST. 1939
Carrickfergus is one of the oldest towns in Ireland, located on the coast, 20 minutes from Belfast.
NORTHERN IRELAND (UK)
BELFAST
(REPUBLIC OF) IRELAND
DUBLIN
Home of Carrickfergus Castle, built in 1197.
Historic ties to the elite US Army Rangers including the 1st Ranger Battalion activated here in 1942

World Class Academy:

We're building a world-class youth academy to nurture future football stars, investing in young talent from one of Europe's most competitive football markets.

This academy is wholly owned by Carrick Global and will be the foundation for the club's long-term success, creating a pipeline of talent that will not only strengthen the team but also generate significant revenue through player development and transfers.


WE'RE BUILDING
A WORLD-CLASS
ACADEMY
IN ONE OF THE DEEPEST,
STRONGEST FOOTBALL
TALENT POOLS IN THE
WORLD

Club on The Rise:

We're building something extraordinary, and we want you to be our foundation. This campaign is about more than investment; it's about creating a community where fans become owners, and together we elevate the Carrick Rangers to new heights. Your involvement will help shape the future of the club, drive us towards European competitions, and make history as part of a fan-driven legacy. Let's build this journey together!


WE ARE A CLUB
ON THE RISE

Worldwide Partnerships:


WE'RE CREATING GLOBAL PARTNERSHIPS AND AFFILIATIONS TO GROW THE GAME FROM THE LOCAL COMMUNITY TO THE PRO RANKS
OUR ACADEMY IS ON THE RISE

We are rapidly expanding our influence beyond the pitch through global partnerships, sponsorships, and community-based affiliations. By collaborating with both local and international brands, Carrick Rangers is not only enhancing its resources but also building a robust support system to foster talent development. In addition to strengthening our capabilities in the UK, Carrick Global is set up in the U.S. to better connect with its rich but relatively untapped talent pool.

These partnerships are fueling the growth of football from grassroots to professional levels, helping Carrick Rangers invest in youth programs, improve facilities, and ensure a strong pipeline of future talent. They also reinforce the club's long-term vision of competing at the highest levels, including European tournaments.

Carrick Women's Football:

The Carrick Rangers are proud to support a growing women's team, with ambitions to reach the Women's Premiership. We are investing in building a women's academy to develop top talent, ensuring that our women's team becomes as competitive and successful as our men's squad. This is more than just football—it's about creating opportunities, building a future, and elevating women's football in Ireland. We're committed to driving equality and excellence across the club, and we want you to be part of that journey too.


HANKOOK
HANKOOK

OUR WOMEN ARE ON THE RISE

OUR WOMEN FINISHED 1 POINT OUT OF 3RD AND ARE BEING CONSIDERED FOR PROMOTION TO THE 2ND

Our reserves earned promotion to the 5th division



WE LAUNCHED OUR FIRST GIRL'S ACADEMY THIS YEAR

Building a New Stadium:

Carrick Rangers have plans to take a monumental step forward with the development of a **new stadium at the heart of Carrickfergus.** This modern facility will not only serve as the home for the team but also as a central gathering point for the community, fostering local pride and bringing fans closer to the action. Designed to enhance both the fan experience and player development, with educational facilities to support our full time academy, the stadium reflects the club's ambition to grow and compete at the highest levels of football.


CARRICK RANGERS FC
EST. 1939
Carrick Rangers F.C.
ARTIST'S RENDERING OF FUTURE PLANS FOR
HALLOWED GROUNDS OF TAYLORS AVENUE


Carrick Rangers F.C
ARTIST'S RENDERING OF FUTURE PLANS FOR
HALLOWED GROUNDS OF TAYLORS AVENUE

Structured for Long Term Success:

For many European football clubs, their Academy and transfer fees are significant sources of revenue, often used to balance operating losses. Despite not having meaningful transfer fees,

smart management has driven 10 consecutive years of profitability, a rarity in the football world. The establishment of Carrick Rangers Global will accelerate our success and is intended to serve as a growth engine with a focus on player development and building an international footprint for the Carrick Rangers franchise.

Expected Revenue Streams

- Transfer fees from Carrick Global Academy (100% owner) including transfer fees.

- International streaming royalties
- International merchandising
- Revenue share from Plus.Fan subscriptions
- U.S. and international events including friendlies, camps, clinics


Carrick Rangers Family
Carrick Rangers Global Inc. (US Entity)
Operates global academy & player development
Drive international fan engagement through marketing & exclusive fan experiences
Holds international media rights
Responsible for international commercial operations
Full Owner
Minority Owner
TBD (Proposed)
Carrick Rangers Global Academy Limited (UK Entity)
Carrick Rangers Football Club Limited (UK Entity)
Carrick Rangers Falcons (UK Entity)
Carrick Rangers Foundation (Proposed)
Focused on developing elite players with multiple international FC partnerships pending or planned
Carrick Rangers Youth Academy (UK Entity)
Women's program formed through partnership to advance women's game in the area
Proposed philanthropic arm of Carrick Rangers to create and support lasting community impact
Focused on developing local players and providing community programs

Investor Perks:

By investing in Carrick Rangers Global you'll gain ownership plus exclusive perks like VIP access to matches, premium seating, behind-the-scenes tours, and the chance to meet players. Experience the club firsthand and be part of its journey on and off the field. Investors own preferred shares with dividend potential.

INVESTOR PERKS

ALL INVESTORS RECEIVE DIGITAL OWNERSHIP CERTIFICATE

$200	$500	$1,000	$2,500	$5,000	$10,000	$20,000	$50,000	$75,000
Above +	Above +	Above +	Above +	Above +	Above +	Above +	Above +	Above +
1 yr +Fan	Exclusive Scarf	Exclusive Hoodie	2 Season Tickets +1 yr +Fan (2 yrs total)	+ 1 yr +Fan (3 yrs total) 10% Shop Discount Signed Jersey	$200 Shop Gift Cert 1939 Club Membership 5% Bonus Shares	+5% Bonus Shares (10% Total) Dinner with Majority Owner, Chairman and/or Manager	Trip to match for 2 including flights, 4 nights in 5-star hotel, match day hospitality, Northern Ireland day tour	Invitation to End of Season Dinner (flight & 2 nights hotel included)



OWNERSHIP DETAILS



- $2/SHARE, 50 SHARE MINIMUM
- MOST MEN'S FIRST TEAM MATCHES STREAMED FREE THROUGH Onefootball
- OTHER MATCHES & EXCLUSIVE INSIDER CONTENT POWERED BY © PLUS.FAN

Invest now before it's too late! Carrick Rangers Global offers a rare opportunity to own a stake in a profitable, ambitious franchise that's aiming for European competition, investing in top talent, and building the biggest fan-owned football club in the world. With exclusive perks, a rich history, and strong growth potential, this is your chance to be part of something extraordinary.

Michael says it best: "We can't wait to welcome you to Carrick. Join us now, and let's build the future of this incredible club together!"

#investincarrickrangers



Realising Our Potential
CARRICK RANGERS FC
EST 1939
INVEST IN
CARRICK RANGERS
OWN A PIECE OF AN IRISH LEAGUE SOCCER CLUB